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                            December 19, 2022

       Frank Murtha
       Chief Executive Officer
       MAJOR LEAGUE FOOTBALL INC
       15515 Lemon Fish Drive
       Lakewood Ranch, Florida 34202

                                                        Re: MAJOR LEAGUE
FOOTBALL INC
                                                            Amendment No. 1
Registration Statement on Form S-1
                                                            Filed December 9,
2022
                                                            File No. 333-267598

       Dear Frank Murtha:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your revised disclosure on page 14 in response to comment 1 that "except for the
                                                        31,250,000 Shares
issued to, and held by, Alumni, which will be offered by Alumni at a price of $0.001 per
share until our common stock is listed on a national securities exchange or quoted on
the OTCQX or OTCQB, and, thereafter, at prevailing market
                                                        prices or privately
negotiated prices." Please revise to include comparable disclosure on your prospectus cover
and in prospectus summary. In this regard, we note the disclosure in such places still
suggests that the Alumni commitment fee shares will be sold at the market.
 Frank Murtha
MAJOR LEAGUE FOOTBALL INC
December 19, 2022
Page 2

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameFrank Murtha
                                                         Division of
Corporation Finance
Comapany NameMAJOR LEAGUE FOOTBALL INC
                                                         Office of Trade &
Services
December 19, 2022 Page 2
cc:       Eric Newlan, Esq.
FirstName LastName